UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GrafTech International Ltd.
(Name of Issuer)

Common stock, $0.01 par value per share
(Title of Class of Securities)

384313508
(CUSIP Number)

April 11, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS
Colonial House Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	5	SOLE VOTING POWER:
		27,231,976
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		1,128,640
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		27,231,976
	8	SHARED DISPOSITIVE POWER:

		1,128,640

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,360,616 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

11.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) Consists of (i) 27,231,976 shares of Common stock, $0.01 par value per share (“Common Shares”), of GrafTech International Ltd., a Delaware corporation (the “Issuer”), beneficially owned by Colonial House Capital Limited, and (ii) deemed shared beneficial ownership of 1,128,640 Common Shares with WJS Investments Limited, an affiliated entity of Colonial House Capital Limited, as reported below.

(2) This calculation is based on 256,831,870 Common Shares issued and outstanding as of February 2, 2024, as reported on the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 14, 2024.

1	NAMES OF REPORTING PERSONS
WJS Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		1,128,640 (1)
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		1,128,640 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,128,640 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) Consists of Common Shares beneficially owned by WJS Investments Limited.

(2) This calculation is based on 256,831,870 Common Shares issued and outstanding as of February 2, 2024, as reported on the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 14, 2024.

Item 1(a).	Name of Issuer

GrafTech International Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices

982 Keynote Circle

Brooklyn Heights, OH 44131

Item 2(a).	Name of Person Filing

Colonial House Capital Limited

WJS Investments Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the reporting persons is as follows:

17 Prince Arthur Avenue, 2nd Floor

Toronto, ON M5R 1B2, Canada

Item 2(c).	Citizenship

Each of the reporting persons is incorporated under the laws of Ontario, Canada.

Item 2(d).	Title of Class of Securities

Common stock, $0.01 par value per share

Item 2(e).	CUSIP Number

384313508

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Row 9 of the cover pages.
(b)	Percent of Class: See Row 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Row 5 of the cover pages.

(ii)	shared power to vote or to direct the vote: See Row 6 of the cover pages.

(iii)	sole power to dispose or to direct the disposition of: See Row 7 of the cover pages.

(iv)	shared power to dispose or to direct the disposition of: See Row 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2024

COLONIAL HOUSE CAPITAL LIMITED

By:	/s/ Walter Schroeder
Name: Walter Schroeder
Title: Chairman

WJS INVESTMENTS LIMITED

By:	/s/ Walter Schroeder
Name: Walter Schroeder
Title: President & Secretary

Exhibit Index

Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by the Reporting Persons on February 9, 2024).